Rachael M. Zufall Senior Director, Associate General Counsel Advocacy & Oversight 8500 Andrew Carnegie Blvd | 3rd Floor Charlotte, NC 28262 T 704 988 4446 F 704 988 4224 rzufall@tiaa-cref.org

April 24, 2015

Deborah Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	College Retirement Equities Fund Post-Effective Amendment No. 50 to Registration Statement on Form N-3 (File Nos. 33-00480 and 811-04415)

Dear Ms. Skeens:

On behalf of College Retirement Equities Fund (the “Registrant”), we are simultaneously with this letter filing Post-Effective Amendment No. 50 to the above-captioned registration statement on Form N-1A (the “Amendment”). The enclosed Amendment is marked to reflect changes from Post-Effective Amendment No. 49, which was filed with the Securities and Exchange Commission (“SEC”) on February 3, 2015 (the “initial filing”). The main purpose of this filing is to implement the multi-classing of the Registrant.

Your comments on the Prospectus included in the initial filing were relayed to me by telephone on March 4, 2015. Set forth below are responses to the staff's comments on the initial filing.

1.      Throughout the filing there are various places where information is missing. Please confirm that this information will be provided in the Amendment.

We can confirm that all such missing information will be provided in the Amendment.

2.                  Please confirm that disclosure in the filing complies with the terms of the relevant exemptive order granted by the SEC related to the Registrant’s multi-classing.

We can confirm that the disclosure in the Amendment complies with the terms of the SEC order permitting the Registrant to multi-class (Investment Company Act Release No. 31204 (August 11, 2014)).

3.      In the Prospectus sections on expenses and eligibility, please clarify what happens to existing participants on April 24, 2015, the conversion date.

We added the following sentence to each of these sections in response to this comment: “On April 24, 2015, CREF was converted from its one original Class to three different Classes, Class R1, Class R2 and Class R3, and all existing participants as of that date received units in the Class for which they were eligible.”

4.      In the performance section of the Prospectus, please include disclosure noting that only the performance of the pre-existing Class R1 is shown, that the performance shown has not been adjusted to reflect current expenses and that the performance may vary for the new classes in the future due to the difference in expenses across the classes.

We have confirmed that such language already exists or have added such language as needed to both the initial narrative paragraphs before the bar charts, as well as after the average annual total returns chart. We have made it clear on each page of the performance section that only the performance of the existing Class R1 is being disclosed.

* * * * *

The disclosure in the Amendment is the responsibility of the Registrant. The Registrant acknowledges that the action of the SEC or its staff acting pursuant to delegated authority in declaring the Amendment effective, or accelerating the effective date thereof, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures therein. The Registrant also represents to the SEC that should the SEC or its staff declare the Amendment effective or accelerate the effective date thereof, the Registrant will not assert this action as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (704) 988-4446.

Very truly yours,

/s/ Rachael Zufall
Rachael Zufall